EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. filed on October 23, 2024 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the press release entitled “PLDT secures its first social loan: P2B from HSBC to expand fiber network in underserved areas.”	7

October 23, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Stephanie Ann B. Go

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith a press release entitled “PLDT secures its first social loan: P2B from HSBC to expand fiber network in underserved areas.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,360 As of September 30, 2024	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address

MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
October 23, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

Attached herewith is a press release entitled “PLDT secures its first social loan: P2B from HSBC to expand fiber network in underserved areas.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

October 23, 2024

PLDT pressrelease #Sustainability Everyday

PLDT secures its first social loan: P2B from HSBC to expand fiber network in underserved areas

MANILA, PHILIPPINES, 23rd October 2024 - In pursuit of its commitment to narrow the digital divide and connect underserved and unserved communities in the country, the Philippines’ leading integrated telecommunications network PLDT Inc. (PLDT) has secured a P2 billion social loan facility from HSBC Philippines (HSBC).

Social loans are financing solutions where the proceeds aim to generate positive social outcomes such as increasing access to affordable basic infrastructure and essential services. PLDT’s social loan will support the further expansion of its fiber network infrastructure to reach the country’s fourth to sixth class municipalities, including Geographically Isolated and Disadvantaged Areas (GIDAs).

As of June 2024, the Philippine Statistics Authority classified a total of 729 municipalities as fourth to sixth class with PLDT’s fiber network currently covering 59% of these areas. The company has outlined plans to extend fiber services to an even greater number of municipalities in the coming years, prioritizing areas most in need of connectivity enabling new communities to benefit from access to data and the internet.

This initiative also aligns with President Ferdinand R. Marcos Jr.’s call for the telecommunications industry to focus on enhancing connectivity in GIDAs. As of mid-2024, 767 GIDAs have been connected to PLDT’s fiber infrastructure, ensuring that even the most remote communities have digital access.

To complement GIDA targets that are focused on wireless connectivity, the expansion of fiber services is critical to providing inclusive access to education, healthcare, and economic opportunities for millions of Filipinos.

PLDT’s Chief Finance and Chief Risk Officer Danny Yu, emphasized the significance of the social loan. “The integration of PLDT’s sustainability agenda in the business is evident even in the way we fund our projects. We are happy to find a like-minded partner in HSBC who is helping to fund our efforts to narrow the digital divide and connect unconnected communities.”

PLDT’s Chief Sustainability Officer Melissa Vergel de Dios echoed this sentiment, underscoring the broader impact of PLDT’s sustainability initiatives. “Our commitment to sustainability includes a strong focus on digital inclusion. By expanding our presence in GIDAs and low-income municipalities, we are helping to foster inclusive growth and development in some of the most remote parts of the country.”

“We are honored to support PLDT in their endeavor to provide better connectivity infrastructure for the underserved markets across the Philippine archipelago. With this being HSBC’s first social loan facility to a telco company in the Philippines, it’s noteworthy that this project will help support the improvement of access to the internet for Filipinos in these underserved areas so that they can actively participate and compete in the digital economy,” said HSBC Philippines Head of Wholesale Banking Mimi Concha.

Earlier this year, PLDT secured a P1 billion green loan facility from HSBC to support the upgrade of PLDT’s network from copper to fiber. A fiber network uses less electricity resulting not only in operational cost savings but also in a lower carbon footprint.

At the end of June 2024, PLDT’s fiber infrastructure spans over 1.15 million cable kilometers, connecting both international and domestic markets.

[END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios
sustainability@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : October 23, 2024